UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 77685 / May 20, 2016

Admin. Proc. File No. 3-17116

In the Matter of

CHINA RONGXIN CHEMICAL HOLDING GROUP, INC., and
VES VENTURES & HOLDINGS, INC. (A/K/A HELIOS
  ENERGIA, INC., A/K/A ACCELERATED ACQUISITIONS
  XXI, INC.)

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

    The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by China Rongxin Chemical Holding Group, Inc., or
Ves Ventures & Holdings, Inc. (a/k/a Helios Energia, Inc., a/k/a Accelerated Acquisitions XXI,
Inc.), and the Commission has not chosen to review the decision on its own initiative.

    Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to China Rongxin Chemical Holding Group, Inc., and
Ves Ventures & Holdings, Inc. (a/k/a Helios Energia, Inc., a/k/a Accelerated Acquisitions XXI,
Inc.).[2] The order contained in that decision is hereby declared effective. The initial decision

---

[1]   17 C.F.R. § 201.360(d).

[2]   *China Rongxin Chem. Holding Grp., Inc., and Ves Ventures & Holdings, Inc. (a/k/a Helios
Energia, Inc., a/k/a Accelerated Acquisitions XXI, Inc.),* Initial Decision Release No. 989 (Mar.
30, 2016), 113 SEC Docket 16, 2016 WL 1239124. The Central Index Key numbers are:
1500365 for China Rongxin Chemical Holding Group, Inc.; and 1542626 for Ves Ventures &
Holdings, Inc. (a/k/a Helios Energia, Inc., a/k/a Accelerated Acquisitions XXI, Inc.).

ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of China Rongxin Chemical Holding Group, Inc., and Ves Ventures & Holdings, Inc. (a/k/a Helios Energia, Inc., a/k/a Accelerated Acquisitions XXI, Inc.), are revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 989
ADMINISTRATIVE PROCEEDING
File No. 3-17116

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of CHINA RONGXIN CHEMICAL HOLDING GROUP, INC., and VES VENTURES & HOLDINGS, INC. (A/K/A HELIOS ENERGIA, INC., A/K/A ACCELERATED ACQUISITIONS XXI, INC.)	INITIAL DECISION OF DEFAULT March 30, 2016

APPEARANCES: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This initial decision revokes the registrations of Respondents' registered securities due to their failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On February 12, 2016, the Commission initiated this proceeding under Section 12(j) of the Securities Exchange Act of 1934 with an order instituting proceedings (OIP), alleging that Respondents have securities registered with the Commission and have repeatedly failed to file timely periodic reports in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder. Ves Ventures & Holdings, Inc. (a/k/a Helios Energia, Inc., a/k/a Accelerated Acquisitions XXI, Inc.), was served with the OIP on February 19, and its answer was due March 3, 2016. *China Rongxin Chem. Holding Grp., Inc.*, Admin. Proc. Rulings Release No. 3688, 2016 SEC LEXIS 908 (ALJ Mar. 9, 2016). China Rongxin Chemical Holding Group, Inc., was served with the OIP on March 3, and its answer was due March 16, 2016. *Id.*

Following Respondents' failures to timely file answers, I ordered each Respondent to show cause why the registration of its securities should not be revoked by default due to its failure to file an answer or otherwise defend this proceeding; I warned that any Respondent that failed to respond to the show cause order would be deemed to be in default and the registration of its securities would be revoked. *Id.*; *China Rongxin Chem. Holding Grp., Inc.*, Admin. Proc.

Rulings Release No. 3719, 2016 SEC LEXIS 1017 (ALJ Mar. 17, 2016). Additionally, on March 28, I held a telephonic prehearing conference at which Respondents failed to appear.

Respondents are in default for failing to file answers, appear at the prehearing conference, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, I deem true the OIP's allegations. *See* 17 C.F.R. § 201.155(a). I take official notice of Respondents' public filings with the Commission. *See* 17 C.F.R. § 201.323.

FINDINGS OF FACT

China Rongxin, CIK No. 1500365, is a revoked Nevada corporation located in Hubei, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 31, 2012, which reported a net loss of $48,052 from the company's July 30, 2010, inception to October 31, 2012.

Ves Ventures & Holdings, CIK No. 1542626, is a Delaware corporation located in Wilmington, Delaware, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2012, which reported a net loss of $10,798 from the company's February 6, 2012, inception to December 31, 2012.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations, or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). By failing to timely file required periodic reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will ensure that investors are adequately protected, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because those failures violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008). Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance, or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondents have not answered the OIP, responded to the show cause order, appeared at the prehearing conference, or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations. Also, they have made no assurances against further violations.

For these reasons, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

ORDER

Under Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents China Rongxin Chemical Holding Group, Inc., and Ves Ventures & Holdings, Inc. (a/k/a Helios Energia, Inc., a/k/a Accelerated Acquisitions XXI, Inc.), are REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

_____
James E. Grimes
Administrative Law Judge